NO ACT

P.E.
3-25-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08045135

Received SEC
APR 0 1 2008
Washington, DC 20549

April 1, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/1/2008

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Exxon Mobil Corporation
Incoming letter dated March 25, 2008

Dear Mr. Chevedden:

This is in response to your letters dated March 25, 2008 and March 26, 2008 concerning the shareholder proposal submitted to ExxonMobil by Emil Rossi. We also have received a letter from ExxonMobil dated March 26, 2008. On March 24, 2008, we issued our response expressing our informal view that ExxonMobil could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

PROCESSED
APR 1 7 2008
THOMSON
FINANCIAL

Jonathan A. Ingram
Deputy Chief Counsel

cc: James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 25, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Emil Rossi

Ladies and Gentlemen:

The following is an example of another company acting on a rule 14a-8 proposal to the same degree as the Exxon Mobil Corporation interpretation of the text of the cumulative voting proposal and receiving Staff concurrence.

The Exxon Mobil explicitly claims that the "proposal requests that the *Board* adopt cumulative voting." Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

Allegheny Energy in Allegheny Energy, Inc. (February 15, 2008)□responded to a rule 14a-8 proposal which also did not include text that the board "take the steps necessary to." The Allegheny Energy Board acted to amend its bylaws according to this summary:

> Form 8-K for ALLEGHENY ENERGY, INC
>
> 12-Dec-2007
>
> Amendments to Articles of Inc. or Bylaws; Change in Fiscal Year, Financial
>
> Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
> On December 6, 2007, the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws") that reflect the changes to the Company's bylaws described below.
>
> ...
>
> Stockholder Action by Written Consent. The Amended and Restated Bylaws include a new Article II, Section 14, which provides that, unless otherwise provided in the Company's charter, any action required or permitted to be taken at a meeting of the Stockholders may be taken without a meeting by unanimous

written consent of the Stockholders. Additionally, unless otherwise provided by the Company's charter, the holders of any class or series of stock, other than the Company's common stock entitled to vote generally in an election of directors, may take action or consent to any action by the written consent of the holders thereof entitled to cast not less than the minimum number of votes necessary to take such action at a meeting of the Stockholders, if the Company provides notice of such action to each Stockholder not later than 10 days after the effective time of such action.

Then Allegheny Energy pointed out in its no action request that Section 2-505(a) of the Maryland General Corporation Law required that shareholder action by written consent also needed shareholder approval and that the Board would *not* take the steps necessary to obtain shareholder approval.

Allegheny Energy then received Staff concurrence with, "There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10)" with emphasis added as follows:

February 15, 2008

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Allegheny Energy, Inc. Incoming letter dated December 21, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allegheny Energy relies.

Sincerely,

/s/

Peggy Kim

Attorney-Adviser

Thus Allegheny Energy was determined able to adopt a shareholder proposal without text that the board "take the steps necessary to." The Exxon Mobil board has the power to adopt this cumulative proposal in a manner similar to the Allegheny Energy example and this would be consistent with state law.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Emil Rossi

cc:
Emil Rossi

James Parsons <james.e.parsons@exxonmobil.com>

-----Original Message-----
From: james.e.parsons@exxonmobil.com [mailto:james.e.parsons@exxonmobil.com]
Sent: Wednesday, March 26, 2008 6:21 PM
To: CFLETTERS
Cc: olmsted
Subject: ExxonMobil/Cumulative Voting -- response to letter # 6 from John Chevedden

Because of the large number of individual ExxonMobil shareholder accounts (over 2 million), the process of printing and preparing our proxy materials for distribution takes approximately two weeks.

This year we expect to begin mailing and file the definitive proxy material on April 10. To meet that schedule, and as we have previously advised the staff, I confirm that ExxonMobil's proxy material has already been finalized and gone to press.

Sincerely,

James E. Parsons

Counsel - Corporate and Securities
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

Tel: 972-444-1478
Fax: 972-444-1488
Email: james.e.parsons@exxonmobil.com

olmsted <olmsted7p@earthlink.net>

03/26/08 04:37 PM

To: "CFLETTERS@SEC.GOV" <CFLETTERS@SEC.GOV>

cc: James Parsons <james.e.parsons@exxonmobil.com>

Subject: # 6 Exxon Mobil Corporation (XOM) Rule 14a-8 Proposal: Cumulative Voting

Please see the attachment.

[attachment "XOM=CUV #6.doc" deleted by Jim E Parsons/Dallas/ExxonMobil]

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 26, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Exxon Mobil Corporation (XOM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Emil Rossi

Ladies and Gentlemen:

From 2003 to 2007 the company definitive proxy was filed from April 11 to April 17:

DEF 14A [html][text] 4 MB Other definitive proxy statements
Acc-no: 0001193125-07-078537 (34 Act) **2007-04-11** 001-02256
07760395

DEF 14A [html][text] 2 MB Other definitive proxy statements
Acc-no: 0001047469-06-004990 (34 Act) **2006-04-12** 001-02256
06755067

DEF 14A [html][text] 2 MB Other definitive proxy statements
Acc-no: 0001047469-05-009977 (34 Act) **2005-04-13** 001-02256
05747390

DEF 14A [html][text] 2 MB Other definitive proxy statements
Acc-no: 0001047469-04-011934 **2004-04-14** 001-02256
04732555

DEF 14A [html][text] 2 MB Other definitive proxy statements
Acc-no: 0001047469-03-013719 **2003-04-17** 001-02256
03653811

Thus there appears to be time to more fully consider the merits of finding that this resolution cannot be omitted from the company proxy.

The following is an example of another company acting on a rule 14a-8 proposal to the same degree as the Exxon Mobil Corporation interpretation of the text of the cumulative voting proposal and receiving Staff concurrence.

The Exxon Mobil explicitly claims that the "proposal requests that the *Board* adopt cumulative voting." Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

Allegheny Energy in Allegheny Energy, Inc. (February 15, 2008)□responded to a rule 14a-8 proposal which also did not include text that the board "take the steps necessary to." The Allegheny Energy Board acted to amend its bylaws according to this summary:

Form 8-K for ALLEGHENY ENERGY, INC

12-Dec-2007

Amendments to Articles of Inc. or Bylaws; Change in Fiscal Year, Financial

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
On December 6, 2007, the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws") that reflect the changes to the Company's bylaws described below.

...

Stockholder Action by Written Consent. The Amended and Restated Bylaws include a new Article II, Section 14, which provides that, unless otherwise provided in the Company's charter, any action required or permitted to be taken at a meeting of the Stockholders may be taken without a meeting by unanimous written consent of the Stockholders. Additionally, unless otherwise provided by the Company's charter, the holders of any class or series of stock, other than the Company's common stock entitled to vote generally in an election of directors, may take action or consent to any action by the written consent of the holders thereof entitled to cast not less than the minimum number of votes necessary to take such action at a meeting of the Stockholders, if the Company provides notice of such action to each Stockholder not later than 10 days after the effective time of such action.

Then Allegheny Energy pointed out in its no action request that Section 2-505(a) of the Maryland General Corporation Law required that shareholder action by written consent also needed shareholder approval and that the Board would *not* take the steps necessary to obtain shareholder approval.

Allegheny Energy then received Staff concurrence based on only Allegheny Energy Board action and no action by shareholders whatsoever with, "There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10)" with emphasis added as follows:

February 15, 2008

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Allegheny Energy, Inc. Incoming letter dated December 21, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allegheny Energy relies.

Sincerely,

/s/

Peggy Kim

Attorney-Adviser

Thus Allegheny Energy was determined able to adopt a shareholder proposal without text that the board "take the steps necessary to." The Exxon Mobil board has the power to adopt this cumulative proposal in a manner similar to the Allegheny Energy example and this would be consistent with state law.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
John Chevedden
Proxy for Emil Rossi

cc:
Emil Rossi

James Parsons <james.e.parsons@exxonmobil.com>

END